Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Libbey Inc. for the registration of debt securities, common stock, preferred stock, warrants to purchase debt securities, common stock, preferred stock or depositary shares, rights to purchase common stock or preferred stock, securities purchase contracts, securities purchase units, and depositary shares and to the incorporation by reference therein of our reports dated March 17, 2008, with respect to the consolidated financial statements and schedule of Libbey Inc. and the effectiveness of internal control over financial reporting of Libbey Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Toledo, Ohio
June 9, 2008